Exhibit 99.1

China Yuchai International to Pay US$0.53 Per Share Cash Dividend for FY2024

SINGAPORE, June 12, 2025/PRNewswire/ - China Yuchai International Limited (NYSE: CYD) (“China Yuchai”) announced today that a cash dividend of US$0.53 per ordinary share for the year ended December 31, 2024 has been declared by its Board of Directors. The cash dividend will be paid on July 7, 2025 to shareholders of record as of the close of business on June 25, 2025.

About Us

China Yuchai International Limited is one of the leading powertrain solution providers in China through its Guangxi Yuchai Machinery Company Limited ("Yuchai") subsidiary which specializes in the design, manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, as well as marine and power generation applications. In 2024, Yuchai sold 356,586 engines through its comprehensive portfolio of powertrain solutions, including but not limited to diesel and natural gas engines, and its expanding new energy products such as pure electric, range extenders, hybrid engines and fuel cell systems. Through its extensive network of regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to original equipment manufacturers and distributors while providing after-sales services across China and in overseas markets. It is headquartered in Singapore with primary manufacturing facilities in Yulin City, Guangxi Zhuang Autonomous Region, People's Republic of China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com